June 13, 2008

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Washington, DC 20549

RE:	National Presto Industries, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed March 17, 2008

File No. 1-2451

Dear Mr. Decker:

On behalf of National Presto Industries, Inc. (the “Company”), set forth below is the Company’s response to the staff’s comments regarding the above-referenced filing of the Company contained in your letter dated April 30, 2008 (the “Comment Letter”).

You asked the Company to make certain acknowledgments in our response. Those that follow should be verbatim to those found in your letter.

The Company acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Year Ended December 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Revised disclosures have been provided as appropriate in the responses below.

2007 Compared to 2006, page 10

2. Please expand/revise your discussion under results of operations for all periods to:

•

Quantify each factor you cite as impacting your operations. For example, you disclose the decrease in 2007 in selling and general expenses for the Housewares/Small Appliance segment is due to the absence of legal fees incurred in 2006, reduction in advertising expenditures offset by augmentation of environmental reserve, without quantifying the impact attributed to each component; and

It is the company’s practice to quantify the significant cost elements. It failed to provide the specific information in this one instance. In the future, the Company will make sure that all significant cost elements are quantified. The disclosure should have read as follows:

The decrease in selling and general expenses for the Housewares/Small Appliance segment primarily reflected a $740,000 reduction in legal and professional fees mainly stemming from the significant year-to-year reduction of legal fees relating to the SEC lawsuit (described in Item 9 of the Form 10-K for 2007), a $890,000 reduction in advertising expenditures, and $480,000 of miscellaneous items primarily of a non-recurring nature, offset in part by a $1,470,000 augmentation of the Company’s environmental reserve in recognition of the fact that EPA oversight costs and the operation of on and off site environmental remediation programs are projected to continue beyond the original anticipated time frame.

Mr. Rufus Decker

Accounting Branch Chief

June 13, 2008

•

Discuss the extent to which material increases in total sales are attributable to increases in prices, volume or amount of goods being sold, or introduction of new products. For example, you explain the increase in net sales for the Housewares/Small Appliances segment was due to an increase in units shipped. Please expand your explanation of this increase to address whether this was a one-time event or may continue in the future, the impact on future sales and the reason why units shipped increased.

Item 303(a)(3) of Regulation S-K requires the following disclosure:

To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

As stated, the increase was primarily due to an increase in units shipped (i.e., volume or amount of goods), not as a result of increased prices. Per Item 303(a)(3) of Regulation S-K, no further disclosures are required. There was no one time event. If there had been, it would have been disclosed.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

The Company believes it has quantified the factors contributing to all other material changes in the reported results of operations per the above Regulation.

Liquidity and Capital Resources, page 12

3. You indicate that cash provided by operating activities was $38.0 million during 2007 compared to $5.5 million during the comparable period in the prior year. Please expand your discussion to provide a more in-depth analysis regarding the significant changes in your cash flows from operations for all periods presented. When you discuss your operating cash flows, you list the reasons for the increase. Please also provide an underlying analysis as to whether this development is temporary or expected to continue. Your operating cash flows increased 590.7% from the prior fiscal year. Please discuss the business reasons for the significant increase as well as provide an in-depth analysis as to the short-term and long-term impact and strategic direction of this development.

Based on its belief that the reason for the change could easily be discerned by review of the individual elements in the cash flow statement, the Company followed its practice of referring the reader to that section of the statement. The major items in question were an increase in net earnings ($10.7 million), and changes in balance sheet item positions from year to year, primarily Accounts Receivable ($10.1 million) and Inventory ($5.9 million) totaling $16 million. In terms of the balance sheet accounts, the year-to-year increases in balances were greater from 2005 to 2006 than they were from 2006 to 2007. Given the level of growth (reflected in increased sales and earnings between the two year periods), that would be expected. Earnings increased 70% from 2005 to 2006; the increase was likewise healthy in 2007, but not as dramatic – 38%, and thus year-to-year accounts receivable and inventory balances did not increase as much. In the future, the Company will provide an explanation of each element with a material change as part of its discussion on liquidity.

Mr. Rufus Decker

Accounting Branch Chief

June 13, 2008

4. You indicate that your variable rate demand notes have structural features that allow you to tender them at par plus interest within any seven day period for cash to the notes’ trustees or remarketers, and thus provide the liquidity of cash equivalents. Please discuss any risks or exposures related to these variable rate demand notes in the current market. Please also disclose if you have had any issues tendering these variable rate demand notes to the notes’ trustees or remarketers.

The tender option is backed by irrevocable letters of credit issued by major U.S. banks. In contrast, the auction rate securities, which have been the subject of a great deal of press recently, are backed strictly by the ability of a remarketer to sell the instruments in the open market. Moreover, the auction rate securities typically have an interest reset cap. There is no cap on the variable rate demand instruments the Company purchases. Other than a failure of a major U.S. bank, there are no known risks of which the Company is aware that relate to the current market. The Company has had no issues tendering these notes to the trustees or remarketers.

Critical Accounting Policies, page 13

Self Insured Product Liability and Health Insurance, page 14

5. You indicate that you are self-insured for product liability and health care costs. Please disclose your excess loss limits associated with each risk you are self-insured for, including but not limited to product liability and health care costs. Please also disclose each risk for which you do not have excess loss limits. Similarly revise your disclosures in the footnotes to your financial statements as well.

To the best of the Company’s knowledge, it has provided all requisite insurance disclosures on page 14 of the Form 10-K document. As indicated in that paragraph, it does carry insurance to limit its liability (e.g., stop loss coverage that provides insurance if an individual catastrophic health claim on an annual basis exceeds a specific amount, insurance for products liability claims in excess of a self insured retention etc.). The stop loss coverage, the self-insured retention and excess coverage vary from policy year to policy year. Moreover, there is typically a limit on all types of insurance coverage. The limits also vary from policy year to policy year. Currently, there are no known claims that would have a material adverse impact on the Company beyond the reserve levels that have been accrued and recorded on the Company’s books and records. In the future, this section of the Critical Accounting Policies will be expanded to include the above disclosures.

Financial Statements

A. Summary of Significant Accounting Policies:

(3) Cash. Cash Equivalents and Marketable Securities, page F-6

Marketable Securities, page F-6

Mr. Rufus Decker

Accounting Branch Chief

June 13, 2008

6. You indicate that no unrealized gains (losses) were reclassified out of accumulated other comprehensive income (loss) during the year ended December 31, 2007, 2006 and 2005. Given that you recorded maturities and sales of marketable securities in all periods presented, please disclose and tell us how you determined that no unrealized gains (losses) were reclassified out of accumulated other comprehensive income (loss).

During the years ended December 31, 2007 and 2006, there were no gains or losses on securities either because they were held to maturity or because they were demand instruments tendered at par plus interest (see the answer to question 4, above). The changes in unrealized gains and losses for the same years related entirely to the change in the fair values of available-for-sale securities which were not traded and hence did not yield any realized gains or losses to be reclassified out of accumulated other comprehensive income (loss). During the year ended December 31, 2005, the majority of the Company’s securities were held to maturity or tendered at par. In addition, during the fourth quarter of that year, the Company sold equity securities for a gain of $203,000 that, as of the end of the third quarter, had a recorded unrealized gain of $127,000, which was reclassified out of accumulated other comprehensive income during the fourth quarter. Although the Company did disclose the gain on the sale in its Footnote A(3), it inadvertently failed to advise that the sale resulted in a reclassification of an unrealized gain. The Company deems the amount to be immaterial. In future filings, it will be sure to disclose any such reclassifications.

(10) Sales & Returns, page F-8

7. You indicate that returns are primarily related to warranty returns, returns of seasonal items and returns of those newly introduced products sold on a guaranteed basis. You also indicate that the calculation of warranty returns is based in large part on historical data, while seasonal and new product returns are primarily developed using customer provided information. Please address the following:

•	Please disclose the typical terms for arrangements in which products are sold on a guaranteed basis;

Typically, such arrangements pertain to new product introductions, and to a lesser extent seasonal items. Typically, there is no legal obligation to take the product back. Rather it is an informal understanding between the customer and the Company based on a long standing relationship that if there are issues in selling a product, the Company will accept the return of the product.

•	Please expand your disclosure to explain what is meant by “primarily developed using customer provided information;” and

Many customers in this day and age of computers provide their suppliers with significant amounts of information which include unit sales, on hand inventory, units returned by consumers etc. That information is used along with discussions with the customers to determine new product and seasonal returns, as well as warranty returns.

•

Please tell us what consideration was given to the guidance in SFAS 48 in recording revenue related to seasonal items and newly introduced products. Please revise your revenue recognition policy accordingly.

The Company considered all of the conditions provided by SFAS 48 and believes that its recognition of revenue met the conditions listed in paragraph 6 and its ability to make a reasonable estimate was not impaired by the criteria found in paragraph 8 of the pronouncement. Given the questions arising from the phrase, “guaranteed basis”, the Company will endeavor to find and use a more descriptive term in future filings.

Mr. Rufus Decker

Accounting Branch Chief

June 13, 2008

(15) - Product Warranty, page F-8

8. On page F-8, you disclosed that certain warranty claims were reclassified and accounted for as sales returns and allowances. Please expand your disclosure to explain why certain warranty claims were reclassified and accounted for as sales and returns allowances.

The change had no impact on the Company’s profit and loss statement. Warranty claims previously had been accounted for as a charge to cost of sales. Inasmuch as products returned within the warranty period to the Company are typically returned by retailers rather than consumers, they are rarely replaced or repaired. Accordingly, the returns are more properly accounted for as sales returns and allowances.

C. Accrued Liabilities, page F-10

9. We note that you are subject to product liability claims in the normal course of business. You also indicate that you use historical trends and other analysis to assist in determining the appropriate accrual for such claims. If true, please confirm that additional losses related to these claims are not reasonably possible. If not, please revise your discussion to provide the disclosures required by paragraph 10 of SFAS 5. Please also provide the disclosures requested by question 2 in SAB Topic 5:Y.

All contingent liabilities meet the requirements of SFAS 5, paragraph 8 and are estimable and probable. Accordingly, there are no other amounts to be disclosed under paragraph SFAS 5, paragraph 10. The accrued liabilities section on page F-10 should have referred to Footnote K, Environmental which provides the disclosures described in question 2 in SAB Topic 5:Y. In the future, the Company will refer the reader to the Environmental footnote.

Exhibits 31.1 and 31.2

10. We note that you have replaced the word “report” with “annual report” in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to include the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

In future filings, the Company will use the exact form found in Item 601(b)(31) of Regulation S-K for its certifications.

Any questions regarding the above accounting comments may be directed to me at 715.839.2021.

Sincerely,

NATIONAL PRESTO INDUSTRIES, INC.

/s/ Maryjo Cohen

Maryjo Cohen

President

C: Terry Peterson

David Peuse

Howard Sosoff, BDO Seidman, LLP